February 15, 2011

Larry M. Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:	Fortune Industries, Inc.
Form 10-K for the Year Ended June 30, 2010
Filed September 28, 2010
File Number 001-32543

Dear Mr. Spirgel:

This letter is in response to the comments set forth in the letter from the Staff of the Securities and Exchange Commission (the “SEC”) dated January 18, 2011 in connection with above-referenced forms filed by Fortune Industries, Inc. (the “Company”).

Form 10-K for the fiscal year ended June 30, 2010

Part III

Item 10.  Directors and Executive Officers of the Registrant, page 54

Comment 1:     Please revise to comply with Item 401(e)(1) of Regulation S-K, which requires a description of the specific experience, qualifications, attributes and skills that led to the conclusion that the person should serve as a director in light of your company’s business and structure.  Please revise to include this expanded disclosure on a director-by-director basis.

Response:

We propose to revise the Company’s Directors and Executive Officers as follows.  If this does not provide the detailed information to meet the requirements of Item 401(e)(1), please advise and we will further revise accordingly:

Carter M. Fortune was appointed Chief Executive Officer and Chairman of the Board of the Company as of January 2002.  Mr. Fortune resigned as Chief Executive Officer on May 27, 2005 and was appointed Treasurer and remained Chairman of the Board.  Mr. Fortune has a Bachelor of Business Administration degree in marketing from the University of Cincinnati.  He began his professional career at a leading national food brands company where after five years he had ascended to the position of Regional Marketing Manager.  Mr. Fortune was then hired as Director of Marketing for a leading insurance and actuarial services provider where he served for three years.  Mr. Fortune then began a period of about fifteen years where he was the owner and operator of a chain of retail stores.  Concurrently Mr. Fortune began investing in, owning and operating numerous commercial and residential real estate developments; he continues to pursue such ventures.  Mr. Fortune is currently the sole owner of Fisbeck-Fortune Development, LLC, 14 West, LLC and Fortune Group, Inc., none of which is a parent, subsidiary or other affiliate of the Company.  In addition, Mr. Fortune is the majority shareholder of the Company.  Mr. Fortune brings over 45 years of business management experience to the Company both as an owner and senior manager.

Mr. Larry M. Spirgel
Securities and Exchange Commission
February 15, 2011

P. Andy Rayl was elected to the Company’s Board on May 17, 2005.  Mr. Rayl also served as Chairman of the Company’s Audit Committee until May 8, 2008 when he was appointed as Chief Operating Officer.  Mr. Rayl served as the Chief Financial Officer and Director of Operations for Technuity, Inc. (“Technuity”) from October 2002 through May 2008.  From October 2000 to October 2002, he served as Controller and Vice President of Finance of Technuity.  Technuity was a virtual manufacturer of battery products and related accessories.  From 1999 through November 2007, Technuity experienced significant growth in the consumer electronics retail channel and along with winning distinction as an Ernst & Young Entrepreneur of the Year in 2002, was also named one of the ten fastest growing private companies in Indiana in both 2002 and 2004.  Mr. Rayl also served as Chief Financial Officer of Batteries.com, LLC (“Batteries.com”) from December 2004 through November 2007.  Batteries.com was a retailer of battery products and accessories to the general public via the internet.  Prior to joining Technuity, Mr. Rayl was employed as a Certified Public Accountant by Ernst & Young, LLP where he specialized in providing auditing and assurance services for fast-growing private and public start-up companies.  Mr. Rayl has over 15 years of experience in accounting and finance, and has a history of successfully negotiating credit facilities for private and public companies.  Mr. Rayl graduated with honors with a Bachelor of Science degree in accounting from Indiana University.

David A. Berry was elected to the Fortune Industries Board of Directors on November 1, 2002.  Mr. Berry serves as the interim chairman of the Company’s Audit Committee.  Mr. Berry began his professional career by starting his own underground and aerial utility construction company in 1978, which he had grown into a national company with operations from Maine to California.  He sold the company in 1984.  Mr. Berry then started OSP Engineering (OSP), an outside and inside plant telecommunications engineering company, designing telephone, cable TV and electrical systems for AT&T, Indiana Bell Telephone and Indiana Bell Communications.  Mr. Berry again grew the OSP into a regional company, with customers thought the Midwest, which he sold in 1990.  Mr. Berry was one of the founding members of Citimark Communications, a shared tenant services telephone company; he sold his interest to his partners and formed Shared Telcom Services (STS) in 1995.  Mr. Berry grew STS (via acquisition) into the third largest regional Competitive Local Exchange Carrier (CLEC) behind Ameritech and AT&T.  He then sold the company in 2000 to a large national Utility.  In addition to his vast experience in growing and managing businesses, Mr. Berry has personally been involved in the sale of multiple companies.  His financial acumen which was developed over years of starting, growing and selling businesses is a valuable asset to the board and the audit committee.  Mr. Berry has been retired since 2001 and is currently an independent consultant pursuing multiple business ventures.

Mr. Larry M. Spirgel
Securities and Exchange Commission
February 15, 2011

Patrick Ludwig was appointed to the Company's Board on November 17, 2008.  Mr. Ludwig retired as President of Kenra, LTD, an Indianapolis-based hair care products company, in 2009.  He had been with Kenra since 1995.  Prior to Kenra, Mr. Ludwig worked for a Minnesota-based hair care distributor.  Mr. Ludwig has extensive experience serving in an executive role, and brings his knowledge and understanding of running a mid-sized business to the Company.  During his tenure as President of Kenra, Mr. Ludwig helped grow the company and facilitate its sale to a private equity firm in 2007.  Mr. Ludwig graduated from Arizona State University with a Bachelor of Science degree in History.

Please note that Mr. Ludwig’s term as director expires on February 21, 2011, and due to his relocation to a different region, he is not nominated for reelection.

Item 11.  Executive Compensation, page 56
Executive Compensation Table, page 57

Comment 2:     Please revise to disclose the aggregate grant date fair value of stock awards and option awards as computed in accordance with FASB Accounting Standards Codification Topic 718.

Response:

No later than February 28, 2011, the Company will revise our Form 10-K to include the aggregate fair value of our stock awards in accordance with Regulation S-K 229.402 for the applicable executives included in the Executive Compensation Table in our Form 10-K.  We will add the appropriate disclosures within the footnotes directly below the Table on page 57.

Mr. Larry M. Spirgel
Securities and Exchange Commission
February 15, 2011

Financial Statements
Note 2 – Disposition of Assets and Pro Forma Results, page 38

Comment 3:     Please tell us and clarify in your disclosure whether your preferred stock is (a) convertible; (b) if dividends are mandatory; and (c) whether the dividends are perpetual.  If the dividends are mandatory, tell us why you believe your dividends and/or Series C Preferred Stock should be classified in permanent equity.  Refer to your basis in the accounting literature.  In addition, (d) tell us the amount of the accrual for the dividends and where such accrual is reflected in the consolidated balance sheets as of June 30, 2009 and 2010 and September 30, 2010.  We note that the dividends are paid on a pro rata basis monthly.

Response:

The Company follows Accounting Standards Codification (ASC) 505-10 in accounting and disclosure of our Series C Preferred Stock (preferred stock).  In accordance with ASC 505-10, we feel all relevant provisions of the arrangement are disclosed within the Company’s June 30, 2010 Form 10-K as required.  Additional items to note in conjunction with your inquiry include the following:  (a) the preferred stock does not contain a convertible feature to common stock or any other form of financial instrument; (b) pursuant to the Fortune Industries, Inc. Series C Cumulative Preferred Stock Agreement (Agreement), dividends are cumulative but not mandatory as section b, page 1 of the Agreement requires the Company’s Board of Directors to declare any such dividends to be paid to the holder only in the event cash is legally available for payment; and (c)  pursuant to the Agreement, the preferred stock is perpetual, as there is no fixed date on which invested capital will be returned to the holder.  In connection with (c), it is important to note the preferred stock is redeemable by the Company at any time; however the preferred stock is NOT mandatorily redeemable and does NOT contain any form of redemption that is considered outside our control.  In addition, our preferred stock does not contain forward purchase contracts, written put options, or any contracts that require, or permit at our choice; settlement with our own stock but that does not establish an ownership relationship.  As a result disclosure requirements under ASC 505-10-50-11 do not apply to the Company.

We have considered the accounting criteria under both ASC 480 Distinguishing Liabilities from Equity (ASC 480-10-S99-1)  and ASC 505-10 (including section 50 within) and conclude our classification of preferred stock as a component of Stockholders Equity on our consolidated balance sheet is appropriate based on the facts outlined in the preceding paragraph.

Mr. Larry M. Spirgel
Securities and Exchange Commission
February 15, 2011

As required by ASC 480 and ASC 505, (d) we accrue the component of cumulative unpaid dividends approved by our board of directors.  Unpaid dividends at June 30, 2009,  June 30 2010, and September 30, 2010  amounted to $0, $193,633 and $242,995, respectively and are included as a component of “Accrued Expense” in our consolidated balance sheets at those dates.

Note 9 – Debt Arrangements, page 43

Comment 4:     Please tell us why the bank released you from your obligation of $250,000.

Response:

During May 2009, the Company entered into a loan agreement with a bank for $250,000 for cash flow purposes.  In lieu of providing a personal guarantee from the Company’s two largest shareholders at this time, the bank accepted assets from a related party Nor-cote International, Inc. (Nor-Cote) as collateral.  During January 2010, the loan was paid in full by Nor-cote and as a result, the bank released the Company from liability.  We reported the debt forgiveness in the applicable period during the nine month period March 31, 2010 in our Form 10-Q filed on May 17, 2010.

Form 10-Q for the fiscal quarter ended September 30, 2010

Note 1 – Nature of Business and Summary of Significant Accounting Policies, page 9

Comment 5:     We note that you perform the annual impairment test of goodwill as of the end of the fiscal first quarter and that as of November 15, 2010 the impairment test is in process. Since your fist fiscal quarter ended on September 30, 2010 you should have the results of your impairment testing complete when you file your Form 10-Q.  Please advise and tell us the results of this impairment test.

Response:

We entertained switching our appraisers in an effort to contain cost for a time being and therefore delayed the engagement process.  Due to the additional time delay that would be incurred to identify and engage a new firm we elected against this alternative. As a result we elected to retain our prior appraiser as they have demonstrated the ability to meet our past deadlines even though they may not be the most cost effective.  Unfortunately, they are in the process of reviewing data and have not issued their report yet.

Mr. Larry M. Spirgel
Securities and Exchange Commission
February 15, 2011

To mitigate risk of impairment, the Company performed an internal analysis after the independent appraisal was delayed using a discounted cash flows approach through the period since the last analysis was completed in fiscal 2009 by the appraiser through September 30, 2009.  Our analysis resulted in no triggering events and showed an improvement in cash flow since the period covering the last issued independent appraisal.  Our analysis supported a sizable increase in enterprise value.  Our audit committee and independent registered accountants reviewed the analysis and concurred with our internal results.  Despite no evidence of impairment, all parties agreed the Company should follow through with an independent viewpoint. Based on our recent discussion with the appraiser, we expect a final report by the end of February 2011.

Pursuant to your comment letter, we hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have worked closely with our external auditors on our responses to your comments.  We encourage you to contact us, if necessary, to arrange a discussion involving our external auditors if any additional explanation is required with respect to the issues raised in your January 18, 2011 comment letter.  You can contact me at (615) 665-9060.

Sincerely,

/s/ Tena Mayberry
Chief Executive Officer